AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 31, 2005
                                              SECURITIES ACT FILE NO. 333-118854
                                       INVESTMENT COMPANY ACT FILE NO. 811-21173

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------
                                   SCHEDULE TO

                          ISSUER TENDER OFFER STATEMENT
                          -----------------------------
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                           MAN-GLENWOOD LEXINGTON, LLC
                           ---------------------------
                                (NAME OF ISSUER)

                           MAN-GLENWOOD LEXINGTON, LLC
                           ---------------------------
                      (NAMES OF PERSON(S) FILING STATEMENT)

                       UNITS OF INTEREST, PAR VALUE $0.01
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                         (TITLE OF CLASS OF SECURITIES)

                                   561649 10 4
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                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               STEVEN ZORIC, ESQ.
                           MAN-GLENWOOD LEXINGTON, LLC
                         123 N. WACKER DRIVE, 28TH FLOOR
                                CHICAGO, IL 60606
                                 (312) 881-6500
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
   RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

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                                   COPIES TO:
                            MICHAEL S. CACCESE, ESQ.
                           KIRKPATRICK & LOCKHART LLP
                                 75 STATE STREET
                              BOSTON, MA 02109-1808

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION: $54,460,346.00*         AMOUNT OF FILING FEE: $6,409.99**

    * Calculated at the aggregate maximum purchase price to be paid for Units in the cash offer and the current net asset value in the exchange offer.
   **  Calculated at $117.70 per $1,000,000.00 of the Transaction Valuation.

  |_|  Check box if any part of the fee is offset as provided by Rule
       0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
       Amount Previously Paid: _______________  Filing Party:__________________
       Form or Registration No.:_______________   Date Filed:___________________
  |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
       Check the appropriate boxes below to designate any transactions to which the statement relates:
       |_| third-party tender offer subject to Rule 14d-1.
       |X| issuer tender offer subject to Rule 13e-4.
       |_| going-private transaction subject to Rule 13e-3.
       |_| amendment to Schedule 13D under Rule 13d-2.
       Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

ITEM 1. SUMMARY TERM SHEET.

Reference is made to the Summary Term Sheet of the Offer that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Man-Glenwood Lexington, LLC (the "Fund"), a closed-end investment company organized as a Delaware limited liability company. The Fund is structured as a "feeder" fund that invests its assets in Man-Glenwood Lexington Associates Portfolio, LLC (the "Portfolio Company"). The Portfolio Company has the same investment objective as the Fund. All portfolio investments for the Fund are made at the Portfolio Company level. This structure is sometimes called a "master/feeder" structure. The Portfolio Company is simultaneously tendering for its own interests. The principal executive offices of the Fund are located at 123 North Wacker Drive, 28th Floor, Chicago, IL 60606, (312) 881-6500.

(b) The title of the securities being sought is units of limited liability company interests ("Units"). As of December 31, 2004 there were approximately 881,804.202 Units issued and outstanding.

(c) The Units are not currently traded on an established secondary trading market.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund is tendering for its own Units. The Portfolio Company will repurchase interests in the Portfolio Company equivalent in value to the value of the Units tendered to the Fund by its members for cash repurchase consistent with the terms of the Cash Offer and to the Portfolio Company's unregistered feeder fund (the Portfolio Company's predecessor) by its investors. The information required by this Item is set forth in Item 2(a) above.

(b)-(d) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1)

        (i) The Fund is seeking tenders for Units having an aggregate net asset value on March 31, 2005 not to exceed $15,000,000.00 (the "Cash Offer"). The Fund is seeking tender for all Units held by tax-exempt and tax deferred (together "Tax-Exempt") Members, in an exchange as discussed herein, having an aggregate net asset value equal to all whole or fractional Units held by Tax-Exempt Members (the "Exchange Offer").

        (ii) For each Unit tendered, the security holder will receive (a) in the Cash Offer a cash amount, and (b) in the Exchange Offer an amount of Units of Man-Glenwood Lexington TEI, LLC ("TEI") which is the Portfolio Company's other feeder fund, equal to the net asset value per Unit (the "NAV") of the Fund calculated on March 31, 2005, upon the terms and subject to the conditions set forth in the Offer dated January 31, 2005 (the "Offer to Purchase"), with the balance, if any, of the Cash Offer determined as set forth in the Offer. A copy of the Offer and the related Letter of Transmittal is attached hereto as Exhibit
(a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the Cover Page, Section 2 "Cash Offer to Purchase and Price" and Section 7 "Repurchase and Payment or Exchange" of the Offer, which are incorporated herein by reference.

        (iii) The Offer is scheduled to expire on February 28, 2005, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet,
Section 2 "Cash Offer to Purchase and Price" and Section 6 "Withdrawal Rights" of the Offer, which are incorporated herein by reference.

        (iv)   Not applicable.

        (v)    Reference is hereby made to Cover Page, Summary Term Sheet and
Section 8 "Certain Conditions of the Offers" of the Offer, which are incorporated herein by reference.

         (vi) Reference is hereby made to Section 6 "Withdrawal Rights" of the Offer, which is incorporated herein by reference.

        (vii) Reference is hereby made to the Cover Page, Section 5 "Procedure for Tenders" and Section 6 "Withdrawal Rights" of the Offer to Purchase, which are incorporated herein by reference.

        (viii) Reference is hereby made to Section 5 "Procedure for Tenders" of the Offer, which is incorporated herein by reference.

        (ix) Reference is hereby made to the Cover Page and Section 7 "Repurchases and Payments" of the Offer, which are incorporated herein by reference.

         (x) Reference is hereby made to Section 10 "Certain Federal Income Tax Consequences" of the Offer, which is incorporated herein by reference.

         (xi) Reference is hereby made to Section 5 "Procedure for Tenders" and Section 10 "Certain Federal Income Tax Consequences" of the Offer to Purchase, which are incorporated herein by reference.

        (xii) Reference is hereby made to Section 10 "Certain Federal Income Tax Consequences" of the Offer, which is incorporated herein by reference.

(a)(2)  Not applicable.

(b) The Fund has been informed that no managers, officers or affiliates of the Fund or the Portfolio Company intend to tender Units pursuant to the Cash Offer nor will such persons be eligible for the Exchange Offer. The Fund has been informed that affiliates of the Fund or the Portfolio Company do not intend to tender to the Portfolio Company, through the Portfolio Company's unregistered feeder fund, in response to the Portfolio Company's repurchase offer to which the Offer is related. As set forth in the Fund's Prospectus, the predecessor to the Portfolio Company contributed its assets to the Portfolio Company. Interests reflecting a beneficial interest of those assets indirectly through the Portfolio Company are held by an unregistered feeder fund in which affiliates of the Fund or the Portfolio Company own interests. The Portfolio Company's repurchase offer is available equally to the Fund and the unregistered feeder fund on the same terms.

(c)-(f) Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)-(d) Not applicable.

(e) The Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund or the Portfolio Company, any of the Fund's or the Portfolio Company's executive officers or directors, any person controlling the Fund or the Portfolio Company or any executive officer or director of any corporation ultimately in control of the Fund or the Portfolio Company and any person with respect to any securities of the Fund or the Portfolio Company (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.

(a) Reference is hereby made in Section 1 "Background and Purpose of the Offers" of the Offer, which is incorporated herein by reference.

(b) Reference is hereby made to Section 1 "Background and Purpose of the Offers" of the Offer, which is incorporated herein by reference.

(c) Reference is hereby made to Section 9 "Certain Information About the Fund" of the Offer, which is incorporated herein by reference. The Fund is currently engaged in a public offering, from time to time, of its Units. The Fund is a "feeder" fund that invests its assets in the Portfolio Company. The Portfolio Company has the same investment objective as the Fund. All investment activity will be undertaken at the Portfolio Company level. This structure is sometimes called a "master/feeder" structure. The Fund does not have any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or the Portfolio Company; (2) a purchase, sale or transfer of a material amount of assets of the Portfolio Company, although the Fund will transfer a portion of its Interests in the Portfolio Company to TEI if tenders are received and accepted pursuant to the Exchange Offer; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of managers or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of managers or to change any material term of the employment contract of any executive officer, although the Fund's Audit Committee is in the process of conducting a search for prospective nominees for an independent manager vacancy on the board of managers; (5) any other material change in the Fund's or the Portfolio Company's structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by
Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund or the Portfolio Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund or the Portfolio Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the "1934 Act"); (8) the suspension of the Fund's or the Portfolio Company's obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the Portfolio Company or the disposition of securities of the Fund or the Portfolio Company other than as described above and in the Fund's prospectus; or (10) any changes in the Fund's or the Portfolio Company's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund or the Portfolio Company.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

(a)-(d) Reference is hereby made to Section 7 "Repurchases and Payment or Exchange" of the Offer, which is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)     Neither the Fund nor the Portfolio Company holds any Units in treasury.

(b) Reference is made to Section 9 "Certain Information About the Fund" of the Offer, which is incorporated herein by reference. Affiliates of the Fund or the Portfolio Company did not indirectly tender any Interests to the Portfolio Company, through the Portfolio Company's unregistered feeder fund, in response to the Portfolio Company's repurchase offer that concluded on November 30, 2004. Except as set forth in the previous sentence and in Section 9, there have not been any transactions involving the Units that were effected during the past 60 days by the Fund or the Portfolio Company, any executive officer or director of the Fund or the Portfolio Company, any person controlling the Fund or the Portfolio Company, any executive officer or director of any corporation ultimately in control of the Fund or the Portfolio Company or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. Within the past 60 business days pursuant to the public offering of its Units, the Fund has sold approximately 103,349.256 units of interest at a price equal to the NAV on the date of each such sale. The Portfolio Company issues interests to the Fund in private placement transactions that do not involve any "public offering" within the meaning of Section 4(2) of the Securities Act of 1933 in amounts equal to the aggregate value of Units of the Fund and of TEI sold to the public. Within the past 60 business days, the Portfolio Company has issued approximately $14,250,563.08 in aggregate amount of interests.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

(b)     Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) The Fund's financial information for the period ended March 31, 2004 and the Portfolio Company's financial information for the period ended March 31, 2004 have been audited by Deloitte & Touche LLP, and are incorporated herein by reference to the reports filed with the SEC on June 4, 2004 for the Fund and the Portfolio Company (File numbers 811-21173 and 811-21285, respectively). TEI's financial information for the period ended March 31, 2004 also has been audited by Deloitte & Touche LLP, and is incorporated herein by reference to the reports filed with the SEC on June 4, 2004 for TEI (File number 811-21458). Copies of the Fund's, TEI's and the Portfolio Company's financial information may be found on the SEC's website at WWW.SEC.GOV or may be obtained free of charge by calling the Fund or the Portfolio Company at (800) 838-0232.

(b)     Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)     (1)     None

        (2) Applicable Regulatory requirements that must be complied with and approvals required to be obtained in connection with the Exchange Offer are: an order of exemption issued by the Securities and Exchange Commission ("SEC") in MAN-GLENWOOD LEXINGTON, LLC ET AL., Inv. Co. Act Rel. Nos. 26686 and 26714 (December 2, 2004)(notice) and (December 28, 2004) (order); and a no-action position taken by the SEC's Division of Corporation Finance in Man-Glenwood Lexington, LLC (publicly available January 31, 2005).

         (3)    Not Applicable.

         (4)    Not Applicable.

         (5)    None

(b) The Offer, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety, as is the prospectus of TEI contained in TEI's registration statement on Form N-2 as filed with the SEC on December 2, 2004 (811-21458)(accession number: 0000898432-04-001003).

ITEM 12. EXHIBITS.

(a)     (1)    (i)    Offer.

               (ii)   Form of Letter of Transmittal.

               (iii)  Letter to Members.

         (2)-(3)  Not applicable.

         (4)      Prospectus of TEI used in connection with the Exchange Offer.*

         (5)   (i)    Audited Financial Statements of Man-Glenwood
                      Lexington, LLC for the fiscal year ended March 31, 2004.**

               (ii) Audited Financial Statements of Man-Glenwood Lexington Associates Portfolio, LLC for the fiscal year ended March 31, 2004.**

               (iii) Audited Financial Statements of Man-Glenwood Lexington TEI, LLC for the fiscal year ended March 31, 2004.**

(b)     Not applicable.

(d)     Not applicable.

(g)     Not applicable.

(h)     Not applicable.

* Incorporated by reference to TEI registration statement on Form N-2 as filed with the Securities and Exchange Commission on December 2, 2004
(811-21458)(accession number: 0000898432-04-001003).

** Incorporated by reference to each of the Fund's, TEI's and the Portfolio Company's Annual Reports for the fiscal year ended March 31, 2004 on Form N-CSR, each as filed with the Securities and Exchange Commission on June 4, 2004.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            MAN-GLENWOOD LEXINGTON, LLC



                                            By:      /s/ John B. Rowsell
                                                     ---------------------------
                                                     John B. Rowsell
                                                     President

January 31, 2005

EXHIBIT INDEX

EXHIBIT

(a)(1)(i)      Offer.

(a)(1)(ii)     Form of Letter of Transmittal.

(a)(1)(iii)    Letter to Members.